Isabella Bank Corporation
401 N. Main Street
Mt. Pleasant, Michigan 48858

April 21, 2026

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Madeleine Joy Mateo

Re: Isabella Bank Corporation
Registration Statement on Form S-3 (File No. 333-295098)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Isabella Bank Corporation, a Michigan corporation (the “Registrant”), hereby requests that the effective date for the above-referenced Registration Statement on Form S-3 (File No. 333-295098) be accelerated so that it will be declared effective under the Securities Act at 4:00 p.m., Eastern Daylight Time, on Thursday, April 23, 2026, or as soon thereafter as practicable.

Please contact Josh T. McNulty of Hunton Andrews Kurth LLP, the Registrant’s legal counsel, at (214) 979-8223 with any questions or comments. In addition, please notify Mr. McNulty via telephone when this request for acceleration has been granted.

Thank you for your assistance in this matter.

Sincerely,

Isabella Bank Corporation

By: /s/ Jerome E. Schwind
Jerome E. Schwind
President and Chief Executive Officer

cc: Josh T. McNulty, Hunton Andrews Kurth LLP